Exhibit 21

Subsidiaries of China Valves Technology, Inc.

Name of Subsidiary	Jurisdiction of Organization	% Owned
China Fluid Equipment Holdings Limited	Hong Kong	100%
Henan Tonghai Fluid Equipment Co., Ltd.	PRC	100%
Zhengzhou City Zhengdie Valve Co., Ltd.	PRC	100%
Henan Kaifeng High Pressure Valve Co., Ltd.	PRC	100%